UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026
Commission File Number: 001-34152 WESTPORT FUEL SYSTEMS INC.
(Translation of registrant's name into English)

1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]

INCORPORATION BY REFERENCE

This current report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No.333-289669) and the Registration Statements on Form S-8 (Registration Nos.333-248912, 333-211726 and 333-168847).

Change in Registrant’s Certifying Accountant

On May 7, 2026, KPMG LLP (“KPMG”) informed Westport Fuel Systems Inc. (“Westport”) that it had declined to stand for reappointment as Westport's independent registered public accounting firm (the "Resignation"). On May 8, 2026, subject to approval by Westport's shareholders at the next annual meeting of shareholders (the "Meeting") and effective as of the date of the Meeting, the Company appointed Deloitte LLP (“Deloitte”) to fill the vacancy, and to hold such position from the date of the Meeting until the close of the next annual meeting of shareholders of Westport. The Resignation and the appointment of Deloitte as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of Westport effective May 8, 2026. On June 30, 2026, at Westport's Meeting, Westport shareholders approved the appointment of Deloitte for the 2026 fiscal year. The reports of KPMG on the Company’s consolidated financial statements for either of the past two fiscal years did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and through the date of KPMG’s Resignation, there were (i) no “disagreements” between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG would have caused KPMG to make reference to the subject matter of the disagreement in connection with its reports on the Company’s consolidated financial statements for such years and (ii) there was no reportable event requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

During the two most recent fiscal years and any subsequent interim period prior to the engagement of Deloitte, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided a copy of the disclosures in this current report on Form 6-K to KPMG, requesting that KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as Exhibit 16.1 hereof.

EXHIBIT INDEX

Exhibit	Description
16.1	Letter from KPMG LLP to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Elizabeth Owens
Name:	Elizabeth Owens
Title:	Chief Financial Officer

Date: July 15, 2026